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Email Address: ahudders@golenbock.com

June 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, DC 20549

Attention:	Mr. Conlon Danberg
Ms. Abby Adams

Re:	Origin Agritech Limited Registration Statement on Form F-3 Filed March 17, 2024 File No. 333-277955

Dear Mr. Danberg and Ms. Adams:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 10, 2024 (“Comment Letter”), commenting on the initial filing of the Registration Statement on Form F-3 (“Form F-3”) of Origin Agritech Limited (the “Company”), which was filed on March 17, 2024.

I am responding on behalf of the Company, as its United States counsel, to the Comment Letter. The response format sets forth the Staff comment followed by the Company response thereto.

Registration Statement on Form F-3 Filed March 17, 2024

Cover Page

1.	We note your statement that you "may sell from time to time in one or more offerings up to a total public offering price of $30,000,000 for three years after the effective date of the registration statement of which this prospectus is a part and $20,418,077 for the carry over period set forth in Rule 415(a)(5(ii)(A) until the earlier of the effective date of this registration statement or 180 days after the third anniversary of the effective date of the prior registration statement." In the filing fee table included as Exhibit 107.1 to the Registration Statement, you note that the $20,418,077 of Unsold Securities are being registered as Carry Forward Securities pursuant to Rule 415(a)(6). As such, it appears you will be able to offer a total of up to $50,418,077 of securities during the three years after the effective date of the new registration statement (less any amount of the $20,418,077 of Unsold Securities that are actually sold during the 180 day carry over period pursuant to Rule 415(a)(5)). Please revise the cover page of the prospectus to state the full offering amount of $50,418,077, or otherwise revise the cover page or fee table to clarify the offering amount.

RESPONSE

Due to the passage of time, the Form F-3 has been amended to reduce the securities to be registered and correspondingly change the fee table to eliminate the $20,418,077 in value of securities carried over from a previous Registration Statement on Form F-3. The Registration Statement is now just for $30,000,000 in value of new securities. The Company is aware that it is subject to the “baby shelf” rules, and will act accordingly.

Securities and Exchange Commission

June 30, 2025

2.	Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

RESPONSE

The location of the headquarters of the independent accountants to the Company has been disclosed in the prospectus to the Form F-3. That location is Singapore.

Prospectus Summary

Issues Relating to Operations in the PRC, Page 3

3.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE

The requested disclosure about the permissions and approvals have been added to the operations discussion about the Company in the prospectus to the Form F-3. This disclosure follows that set forth in Amendment No. 1 to the Annual Report on Form 20-F for the Fiscal Year ended September 31, 2024, as filed with the Securities and Exchange Commission.

Securities and Exchange Commission

June 30, 2025

Risk Factors, page 10

4.	Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

RESPONSE

The requested disclosure about the potential consequence of PRC governmental oversight of the business of the Company has been added to the discussion about the Company in the prospectus to the Form F-3. This disclosure follows that set forth in Amendment No. 1 to the Annual Report on Form 20-F for the Fiscal Year ended September 31, 2024, as filed with the Securities and Exchange Commission.

Securities and Exchange Commission

June 30, 2025

Enforceability of Civil Liabilities, Page 21

5.	To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please revise the Enforceability of Civil Liabilities section to discuss the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with this section.

RESPONSE

The requested disclosure, as a separate risk factor and amended disclosure about the enforcement of civil liabilities have been added to the prospectus to the Form F-3. This disclosure follows that set forth in Amendment No. 1 to the Annual Report on Form 20-F for the Fiscal Year ended September 31, 2024, as filed with the Securities and Exchange Commission.

Exhibits

6.	We note from page 21 that two firms will provide opinions on legal matters in connection with this offering. Please revise to provide both firms' opinions.

RESPONSE

The discussion on Page 21 has been corrected to indicate that only Maples & Calder (HK) will be giving an opinion on the legality of the shares to be issued under the Form F-3. Accordingly, the Exhibit Index also has been corrected.

Securities and Exchange Commission

June 30, 2025

General

7.	We note that you appear to conduct a portion of your operations in, or appear to rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous Region. To the extent material, please describe how your business segments, products, lines of service, projects, or operations are impacted by the Uyghur Forced Labor Prevention Act (UFLPA), that, among other matters, prohibits the import of goods from the Xinjiang Uyghur Autonomous Region.

RESPONSE

There has been added to the disclosure in the Form F-3 that the Company does not have operations that would be impacted by the Uygher Forced Labor Prevention Act, and the Company monitors its activities so as not to violate that act.

Enforceability Disclosure

As requested in the Staff letter to the Company dated May 6, 2025, relating to Amendment No. 1, to the Annual Report on Form 20-F for the Fiscal Year ended September 31, 2024, the Form F-3 includes in the Risk Factor Section a risk factor concerning the “Enforceability of Civil Liabilities.”

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/s/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Chi Kin (Patrick) Cheng,
Chief Financial Officer